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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*
                      Creative Medical Development, Inc.

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                               (Name Of Issuer)
                           Common Stock ($0.01 Par)

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                        (Title Of Class Of Securities)
                                  #22528F-10-3

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                                (CUSIP Number)
Mitchell Partners, a California Limited Partnership, c/o James E. Mitchell, General Partner
611 Anton Boulevard, Suite 1110, Costa Mesa, CA 92626 (Ph. 714-432-5300)

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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                            Voluntary Filing

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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                  SCHEDULE 13D


CUSIP No.    22528F-10-3                                     PAGE 2 OF 6 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Mitchell Partners, a California limited partnership
                 James E. Mitchell
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
James E. Mitchell is the sole general partner of Mitchell Partners, a  (a) [ ]
California limited partnership with sole control over all matters      (b) [ ]
relating to investment and voting control.
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
            Working Capital of Mitchell Partners (WC)
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
      None
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Mitchell Partners - California
            James E. Mitchell - California
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                      7   SOLE VOTING POWER
                          Mitchell Partners, Ltd. - 134,525
                         (James E. Mitchell has sole voting power as to all
                          shares)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           Not applicable
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            Mitchell Partners, Ltd. - 134,525
      PERSON              (James E. Mitchell has sole dispositive power as to
       WITH               all shares)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          Not applicable
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Mitchell Partners, Ltd. and James E. Mitchell - 134,525 shares
      (2.42% of the total shares outstanding of 5,554,337)
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Mitchell Partners, Ltd. and James E. Mitchell - 134,525 shares (2.42% of total shares outstnding of 5,554,337)
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  14  TYPE OF REPORTING PERSON*
      Mitchell Partners - Limited Partnership (PN)
      James E. Mitchell - Individual (IN)
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 22528F 10 3                                              Page 3 of 6


ITEM 1.  SECURITY AND ISSUER.

The securities that are the subject of this statement consist of common stock ($0.01 par value) of Creative Medical Development, Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

                    Creative Medical Development, Inc.
                    870 Gold Flat Road
                    Nevada City, California 95959
                    Attention:  Corporate Secretary

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of Mitchell Partners, Ltd., a California limited partnership, and James E. Mitchell.

         (b) The business address of Mitchell Partners and James E. Mitchell is:

             James E. Mitchell
             Mitchell Partners, Ltd.
             611 Anton Boulevard, Suite 1110
             Costa Mesa, California 92626

         (c) (1) The principal business of Mitchell Partners, Ltd. is in securities investment. Mitchell Partners, Ltd. is not an operating company, and it has no subsidiaries.

             (2) The principal occupation of James E. Mitchell is that of a private investor and the sole general partner of Mitchell Partners, Ltd.

         (d) Neither Mitchell Partners, Ltd. nor James E. Mitchell has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Mitchell Partners, Ltd. nor James E. Mitchell was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) (1) Mitchell Partners, Ltd. is a California limited partnership with its principal executive offices in California. James E. Mitchell is the sole general partner of Mitchell Partners, Ltd.



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CUSIP No. 22528F 10 3                                              Page 4 of 6


             (2) James E. Mitchell is a United States citizen and resident of California.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Mitchell Partners, Ltd. used general working capital funds to acquire the additional 15,500 of common stock of the Issuer.

         (b) Mitchell Partners, Ltd. did not use borrowed funds to acquire the subject securities.

         (d) The subject securities transactions were all effected in the ordinary course of business by Mitchell Partners, Ltd. through registered broker-dealers. The most recent purchases by Mitchell Partners, Ltd. consisted of the acquisition of 5,000 shares at a purchase price equal to $0.25 per share on March 6, 1997 and 10,500 shares at a purchase price equal to $0.31 per share on March 26, 1997. The most recent sales by Mitchell Partners, Ltd. consisted of the sale of 25,000 shares at a sales price equal to $0.49 per share on April 23, 1997, 27,500 shares at a sales price equal to $0.50 per share on April 24, 1997, and 10,000 shares at a sales price equal to $0.485 per share on May 1, 1997.

ITEM 4.  PURPOSE OF TRANSACTION.

         All transactions for the purchase or sale of the common stock of the Issuer by Mitchell Partners, Ltd. were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Issuer. Earlier in 1997, James E. Mitchell and the Issuer had several discussions concerning his possible representation on the Issuer's Board of Directors. As of the current date, no understanding has been reached regarding James E. Mitchell's possible representation on the Issuer's Board of Directors. Except as set forth above, neither Mitchell Partners, Ltd. nor James E. Mitchell has any plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes in the operation, management, structure or financial condition of the Issuer. Both Mitchell Partners, Ltd. and James E.



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CUSIP No. 22528F 10 3                                              Page 5 of 6


Mitchell intend to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mitchell Partners, Ltd. owns 134,525 shares of common stock of the Issuer, which equals approximately 2.42% of the total 5,554,337 outstanding shares of common stock of the Issuer.

         (b) With respect to all shares of common stock of the Issuer held by Mitchell Partners, Ltd., James E. Mitchell has the sole power to vote and the sole power to dispose.

         (c) (1) Mitchell Partners, Ltd. acquired 5,000 shares of common stock of the Issuer at $0.25 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on March 6, 1997.

             (2) Mitchell Partners, Ltd. acquired 10,500 shares of common stock of the Issuer at $0.31 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on March 26, 1997.

             (3) Mitchell Partners, Ltd. sold 25,000 shares of common stock of the Issuer at $0.49 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on April 23, 1997.

             (4) Mitchell Partners, Ltd. sold 27,500 shares of common stock of the Issuer at $0.50 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on April 24, 1997.

             (5) Mitchell Partners, Ltd. sold 10,000 shares of common stock of the Issuer at $0.485 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on May 1, 1997.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by Mitchell Partners, Ltd.

         (e) The date on which Mitchell Partners, Ltd. ceased to be the beneficial owner of more than 5% of the common stock of the Issuer is April 30, 1997, which is the date on which Mitchell Partners, Ltd. believes that the merger between the Issuer and OMNI International Rail Products, Inc. was completed.



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CUSIP No. 22528F 10 3                                              Page 6 of 6


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither Mitchell Partners, Ltd. nor James E. Mitchell is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Neither Mitchell Partners, Ltd. nor James E. Mitchell is a party to any transaction for which any document is required to be attached to this Statement as an exhibit.




SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 18, 1997                    Mitchell Partners, Ltd., a California
                                        limited partnership

                                        By:  /s/ JAMES E. MITCHELL
                                        ---------------------------------------
                                        James E. Mitchell, Sole General Partner


Dated: June 18, 1997                    By: /s/ JAMES E. MITCHELL
                                        ---------------------------------------
                                        James E. Mitchell, Personally